Exhibit 3.1

FORM No. 7

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF INCREASE OF SHARE CAPITAL OF

Liberty Latin America Ltd.

(hereinafter referred to as “the Company”)

DEPOSITED in the office of the Registrar of Companies on the 12th day of December 2017 in accordance with the provisions of section 45(3) of the Companies Act 1981.

Authorised Share Capital of the Company	USD $10,000.00

Increase of Share Capital as authorised by a resolution passed at a general meeting of the Company on the 8 December 2017	USD $10,990,000.00

Authorised Share Capital as Increased:	USD $11,000,000.00

/s/ Justine Blakesley
Justine Blakesley
Secretary

DATED THIS 12 December 2017